

SEC
Mail Processing
Section

FEB 2 6 2016

Washington DC
408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 39029

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/14_____ AND ENDING_____12/31/14_____
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DOMINION INVESTOR SERVICES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9000 HIGHWAY 2147 SUITE 201

                                       (No. and Street)

HORSESHOE BAY   **TX**   **78657**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CAMERON SHROPSHIRE   **830-255-4798**

                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIS KINARD & CO, PC

                               (Name – if individual, state last, first, middle name)

400 PINE ST SUITE 600   **ABILENE**   **TX**   **79601**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    X Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
                    information contained in this form are not required to respond
                    unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __RIX C. SMITH_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __DOMINION INVESTOR SERVICES, INC._____ , as of __DECEMBER 31_____ , 20 _14_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Officers, directors and principals may have individual or related accounts, none of which have

any cross interest with the broker dealer, and all of which are fully disclosed.

SHIRLEY CRISLER
MY COMMISSION EXPIRES
September 24, 2016

_____
Notary Public

_____
Signature

_____President_____
Title

This report ** contains (check all applicable boxes):
- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX Cash Flows
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINION INVESTOR SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

together with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEARS ENDED
DECEMBER 31, 2014 AND 2013
AND
SUPPLEMENTAL REPORT ON EXEMPTION REPORT

DOMINION INVESTOR SERVICES, INC.

TABLE OF CONTENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Dominion Investor Services, Inc.

We have audited the accompanying financial statements of Dominion Investor Services, Inc. (a wholly owned subsidiary of Dominion Financial Services, Inc.), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Dominion Investor Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2013, were audited by other auditors in accordance with U.S generally accepted auditing standards, whose report dated February 12, 2014, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Dominion Investor Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information of Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Davis Kinard & Co, PC
Certified Public Accountants

Abilene, Texas
February 23, 2015

1

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Financial Condition
December 31, 2014 and 2013

		2014		2013
ASSETS				
Current assets:				
Cash and cash equivalents	$	343,408	$	288,307
Receivable from clearing organization		155,258		200,193
Receivable from other brokers and dealers		8,318		5,006
Accounts receivable, other		11,861		31,559
Prepaid expenses		51,873		60,945
Total current assets		570,718		586,010
Deposit with clearing organization		50,000		50,000
Fixed assets, net of accumulated depreciation		16,183		11,778
Total assets	$	636,901	$	647,788
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accrued payroll and commissions	$	219,044	$	250,989
Accounts payable, other		17,783		22,912
Total current liabilities		236,827		273,901
Stockholders' equity:				
Common stock, $1 par value, 1,000,000 shares authorized, 1,465 shares issued and outstanding		1,465		1,465
Paid in capital		103,942		103,942
Retained earnings		294,667		268,480
Total stockholders' equity		400,074		373,887
Total liabilities and stockholders' equity	$	636,901	$	647,788

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Income
For the Years Ended December 31, 2014 and 2013

	2014	2013
REVENUES:		
Commissions	$ 4,825,499	$ 4,510,827
Other income	194,925	289,124
Interest	4,429	5,943
Total revenues	**5,024,853**	**4,805,894**
EXPENSES:		
Commissions	3,921,341	3,640,806
Employee compensation and benefits	595,011	638,111
Clearing charges	186,080	211,786
General and administrative	212,120	210,457
Legal and professional	10,875	12,516
Rent	50,560	57,373
Communication	10,085	6,038
Other taxes	4,395	6,188
Depreciation	7,351	7,206
Bad debts and errors	848	145
Total expenses	**4,998,666**	**4,790,626**
Net income	**$ 26,187**	**$ 15,268**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2014 and 2013

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance January 1, 2013	$ 1,465	$ 103,942	$ 273,212	$ 378,619
Dividends paid	-	-	(20,000)	(20,000)
Net income		-	15,268	15,268
Balance December 31, 2013	1,465	103,942	268,480	373,887
Net income	-	-	26,187	26,187
Balance December 31, 2014	$ 1,465	$ 103,942	$ 294,667	$ 400,074

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Cash Flows
For the Years Ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities:		
Net income	$ 26,187	$ 15,268
Adjustments to reconcile net income to net cash generated by operating activities:		
Depreciation	7,351	7,206
Changes in operating assets and liabilities:		
Decrease (increase) in receivable from clearing organization	44,936	(85,093)
(Increase) decrease in receivables from brokers and dealers	(3,313)	4,319
Decrease in accounts receivable, other	19,698	27,483
Decrease (increase) in prepaid expenses	9,072	(2,401)
(Decrease) increase in accrued payroll and commissions	(31,945)	82,528
(Decrease) in other accounts payable	(5,130)	(6,530)
Net cash provided by operating activities	**66,856**	**42,780**
Cash flows from investing activities:		
Gross proceeds from sale of investments	-	49,975
Purchase of fixed assets	(11,755)	(4,473)
Net cash (used in) provided by investing activities	**(11,755)**	**45,502**
Cash flows from financing activities:		
Dividends paid to parent	-	(20,000)
Net cash used in financing activities	**-**	**(20,000)**
Net increase in cash	**55,101**	**68,282**
Cash at beginning of year	288,307	220,025
Cash at end of year	$ **343,408**	$ **288,307**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary Dominion Financial Services, Inc.)

Notes to Financial Statements

Note 1-Summary of Significant Accounting Policies

Dominion Investor Services, Inc. (the Company) was formed on December 28, 1990 and is registered with the Financial Industry Regulatory Authority (FINRA). Its brokerage accounts are insured by the Securities Investors Protection Corporation (SIPC). The Company clears its securities transactions through First Southwest Company, a member of the New York Stock Exchange.

Reporting Entity:

Effective January 1, 2001, the parent company, Dominion Financial Services, Inc. (DFS) elected under the Internal Revenue Code to be taxed as an S-Corporation. Under those provisions, DFS does not pay federal corporate income taxes on its income, rather its stockholders are liable for individual income tax on their proportionate share of DFS's taxable income. DFS has made an election with the Internal Revenue Service to treat the Company as a qualified Subchapter S Subsidiary. As a result, for federal tax law purposes, the Company's assets, liabilities, and items of income and deduction are treated as being owned by DFS. Only DFS is required to file a tax return and that return includes the Company's assets, liabilities, and items of income and deduction. These financial statements include only the accounts of Dominion Investor Services, Inc.

Commission Revenue:

Commission revenue is recognized as of the settlement date which is generally the third business day following the trade date.

Management's Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from those estimates.

Date of Management's Review:

Subsequent events were evaluated through February 23, 2015, which is the date the financial statements were available to be issued.

Note 2-Cash and Cash Equivalents

For purposes of statements of cash flows, the Company considers all highly liquid investments, with an original maturity of three months or less, to be cash equivalents.

Note 3-Deposits With Clearing Organizations

The Company entered into an agreement with a clearing organization, First Southwest Company, to execute and clear securities transactions. The agreement requires that a $50,000 deposit be maintained in an account at the clearing organization.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary Dominion Financial Services, Inc.)

Notes to Financial Statements

Note 4-Equipment

Equipment and leasehold equipment are stated at cost. Depreciation, for financial reporting purposes, is provided on the double declining balance and straight line methods over 5 to 7 years.

Changes in fixed assets are as follows:

	Furniture & Equipment	Leasehold Improvements	Accumulated Depreciation	Net Fixed Assets
Balance January 1, 2013	$ 300,391	$ -	$ 285,880	$ 14,511
Additions	4,473	-	7,206	(2,733)
Balance December 31, 2013	304,864	-	293,086	11,778
Additions	898	10,858	7,351	4,405
Balance December 31, 2014	$ 305,762	$ 10,858	$ 300,437	$ 16,183

Note 5-Retirement Plan

The Company established a Simple Plan whereby the employees can elect to contribute through a payroll deduction. The Company will match up to 3% of the employees' earnings not to exceed their elective deferral amount. The Company's contribution to the plan was $14,699 and $16,656 for 2014 and 2013, respectively.

Note 6-Federal Income Taxes

Effective January 1, 2001, DFS elected under the Internal Revenue Code to be taxed as an S-Corporation and also elected to treat the Company as a Qualified Subchapter S Subsidiary of DFS. Under those provisions, DFS does not pay federal corporate income taxes on its income. As a Qualified Subchapter S Subsidiary of DFS, the Company's income is reported on DFS's tax return and its stockholders are liable for individual income tax on their proportionate share of DFS's taxable income. These financial statements include only the accounts of Dominion Investor Services, Inc. There are also no uncertain tax positions that are required to be disclosed in accordance with Financial Accounting Standards Board ASC 740-10-50-14. The Company's federal income tax returns are subject to examination for tax years 2011 and forward.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary Dominion Financial Services, Inc.)

Notes to Financial Statements

Note 7-Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $320,157 which was $270,157 in excess of the required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio is .74 to 1.

Note 8-Lease Commitments

Beginning February, 2013, the Company entered into a three year lease agreement with an affiliated entity with an option for a one year renewal. Future minimum lease payments are as follows:

December 31, 2015	$	43,781
December 31, 2016		3,648
	$	47,429

Rent expense was $50,560 in 2014 and $57,373 in 2013.

Note 9-Concentrations of Receivables and Deposits

First Southwest Company (FSW) clears trades for the Company and requires that a deposit of $50,000 be maintained at FSW for this service. The Company has other cash and investments deposited with FSW for a total of $268,194 and $271,792 for 2014 and 2013, respectively. In addition, FSW owes the Company for certain December trades and other miscellaneous charges in the amount of $155,258 and $200,193 for 2014 and 2013, respectively.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary Dominion Financial Services, Inc.)

Notes to Financial Statements

Note 10-Related Party Transactions

The Company is involved in transactions with affiliated entities. The following represents assets, liabilities, revenues and expenses with related parties:

	2014	2013
Receivable from affiliates (included in other receivables)	$ 3,982	$ 298
Payables to affiliates	$ 251	$ 1,049
Commissions payable to affiliate and registered rep shareholders	$ 68,332	$ 51,902
Commissions expense	$ 1,062,923	$ 1,053,021
Rent expense	$ 48,581	$ 47,932

Note 11-Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3 (K) (2) (ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities. Further, our independent auditors have ascertained that the conditions of the exemptions were being complied with as of the date of the audit examination and no facts came to their attention to indicate that the exemption had not been complied with during the period of their examination.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

1 Total ownership equity from the statement of financial condition		$	400,074
2 Deduct ownership equity not allowable for net capital			-
3 Total ownership equity qualified for net capital			400,074
4 Add:			
A. Liabilities subordinated to the claims of general creditors Allowable for the computation of net capital			-
B. Other (deductions) or allowable credits			-
5 Total capital and allowable subordinated liabilities			400,074
6 Deductions and/or charges:			
A. Total non-allowable assets from the statement of financial condition:			
Receivables from brokers and dealers	$	-	
Other assets		(79,917)	(79,917)
B. Secured demand note deficiency			-
C. Commodity futures contracts and spot commodities-proprietary capital charges			-
D. Other deductions or charges			-
7 Other additions and/or allowable credits			-
8 Net capital before haircuts on security positions			320,157
9 Haircuts on securities (computed, where applicable, pursuant to 15c3-1f):			
A. Contractual securities commitments			-
B. Subordinated securities borrowings			-
C. Trading and investment securities:			
1 Exempted securities			-
2 Debt securites			-
3 Options			-
4 Other securities			-
D. Undue concentration			-
E. Other			-
10 Net capital		$	320,157

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Items included in the statement of financial condition:		
Accrued payroll and benefits	$	219,044
Other liabilities		17,782
Total aggregate indebtedness	$	236,826
Computation of basic net capital requirement		
Minimum net capital at 6 2/3%	$	15,788
Minimum net capital requirement	$	50,000
Excess net capital	$	270,157
Net capital	$	320,157
Ratio: aggregate indebtedness to net capital		74%



DK **_Davis Kinard & Co, PC_**
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine Street, Ste. 600, Abilene, TX 79601
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors and Stockholders
of Dominion Investor Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Dominion Investor Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dominion Investor Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Dominion Investor Services, Inc. stated that Dominion Investor Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Dominion Investor Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dominion Investor Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davis Kinard & Co, PC
Certified Public Accountants

Abilene, Texas
February 23, 2015



DOMINION
INVESTOR SERVICES, INC.

Member FINRA and SIPC

February 12, 2015

EXEMPTION REPORT

It is our best knowledge and belief that Dominion Investor Services, Inc., a licensed broker/dealer, is exempt from the filing requirements of Rule 15c3-3 as identified in paragraph (k)(2)(ii).

Dominion Investor Services, Inc., as an introducing broker/dealer:

- Clears all transactions with and for customers on a fully disclosed basis with First Southwest Company,
- Promptly transmits all customer funds and securities to First Southwest Company which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto.

Dominion Investor Services, Inc. believes it has met the identified exemption provision throughout the year ended December 31, 2014 and to the date of this report, without exception.

Regards,

DOMINION INVESTOR SERVICES, INC.

Rix C. Smith
President

13

 

Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine Street, Ste. 600, Abilene, TX 79601
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENTS AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Stockholders
of Dominion Investor Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Dominion Investor Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Dominion Investor Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Dominion Investor Services, Inc.'s management is responsible for Dominion Investor Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Davis Kinard & Co, PC
Certified Public Accountants

Abilene, Texas
February 23, 2015

14

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended __12/31/2014__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039029 FINRA DEC
DOMINION INVESTOR SERVICES INC
9000 HWY 2147 SUITE 201
HORSESHOE BAY TX 76857-6113

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

C. Shropshire 210-265-8050

2. A. General Assessment (item 2e from page 2) $ 2,196

B. Less payment made with SIPC-6 filed (exclude interest)   (1,170)
7/31/2014
        Date Paid

C. Less prior overpayment applied   ( )

D. Assessment balance due or (overpayment)   1,026

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,026

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,026

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DOMINION INVESTOR SERVICES
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 13th day of February , 20 15 .

VICE-PRESIDENT
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1,2014
and ending DECEMBER 31,2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,024,851

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 3,987,574

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 157,003

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,706

   Enter the greater of line (i) or (ii) 1,706

   Total deductions 4,146,283

2d. SIPC Net Operating Revenues $ 878,568

2e. General Assessment @ .0025 $ 2,196

(to page 1, line 2.A.)

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